March 9, 2006

Mr. Bruce Carter
President and Chief Executive Officer
Zymogenetics, Inc.
1201 Eastlake Avenue East
Seattle, WA 98102

Re: Zymogenetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
File No. 000-33489

Dear Mr. Carter:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant